Mail Stop 7010

      November 7, 2005



Mr. James R. Buscemi
Chief Financial Officer
Hudson Technologies, Inc.
275 North Middletown Road
Pearl River, New York 10965

	RE: 	Form 10-KSB for the Fiscal Year ended December 31, 2004
Forms 10-QSB for the Fiscal Quarters ended March 31, 2005 and June
30, 2005
                    	File No. 1-13412


Dear Mr. Buscemi:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 13
2. For material fluctuations in revenues, please quantify and discuss
the extent to which the fluctuation is due to pricing, volumes sold,
or the introduction of new products and services.    Please also
disclose the reasons for the increase in gross margin from
$4,962,000
in 2003 to $5,606,000 in 2004 despite the decrease in revenues from
$17,963,000 in 2003 to $14,613,000 in 2004.  Refer to Item 303(b)
of
Regulation S-B.

Item 8A - Controls and Procedures, page 18
3. You state that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in your filings under the Securities Exchange Act of
1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition in future filings to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please also confirm to us that your disclosure controls and procedures were effective as of December 31, 2004 and June 30, 2005 when evaluating based on the complete definition of disclosure controls and procedures.

Financial Statements
4. In management`s discussion and analysis you disclosed that sales of CFC refrigerant sales represent the majority of your business and that CFC based refrigerants are no longer manufactured. You also disclosed that to the extent you are unable to source CFC based refrigerants or other chemical based replacements, your financial condition and results of operations could be materially adversely affected. Please provide the enterprise-wide product-line and service disclosures for each group of similar service, including CFC based refrigerants revenues and other chemical based refrigerants revenues, as required by paragraph 37 of SFAS 131.
Consolidated Statements of Operations, page 34
5. Please provide us with a description of the amounts included in other income and gain on sale of assets. Tell us how you determined it was appropriate to exclude these amounts from operating income
(loss). Refer to the accounting literature which supports your presentation.

Note 6.  Inventories, page 41
6. In your discussion of the decline in revenue during the year ended
December 31, 2004 as compared to the year ended December 31, 2003, you state that you believe the decline in automotive refrigerants and the decline in volume of other CFC based refrigerants is due to a reduction in the number of systems that use CFC based refrigerants and you expect this trend to continue in the future. Please tell us what consideration have been given to this trend in your valuation of inventory at December 31, 2004 and June 30, 2005.

Note 9 - Stockholders` Equity, page 42
7. With reference to the specific accounting literature used, please explain to us how you accounted for the following:
* The change in the conversion rates of the convertible notes as a result of the Rights Offering;
* The issuance of note warrants as a results of the Rights
Offering;
and
* The change in the conversion rate of the Series A Preferred
Stock.

Note 10 - Commitments and Contingencies, page 43
8. For each matter, please disclose the amount accrued and the estimated additional loss, or range of loss, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, or state that such an estimate cannot be made. Refer to paragraph 9 and
10 of SFAS 5.

9. For each matter in which you are involved in remediation, please provide the disclosures called for by Question 1 of SAB Topic 5:Y, including the remediation liability amount recorded on a discounted and undiscounted basis and expected payments over each of the five succeeding years.


Form 10-QSB for the period ended June 30, 2005

General
10. Please address the comments above in your interim filings as well.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.



          						Sincerely,



								Rufus Decker
								Branch Chief
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James R. Buscemi
Hudson Technologies, Inc.
November 7, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE